EXHIBIT 99.1

BUENOS AIRES, September 30, 2022
Notice: CPSA-GG-N-0345/22-AL

Comisión Nacional de Valores

Ref.: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (“CPSA” or the “Company”, indistinctly) so as to inform that at the Annual General Meeting and the Special Shareholders’ Meeting held today (the “Meeting”), when considering item 2 of the Agenda, it was decided to amend sections 4 and 17 of the Bylaws regarding the Corporate Purpose and the Company’s Management, respectively; and to add section 39 to the Bylaws: Transitory provisions.

___________________________

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099